January 14, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:Peraso Inc.

Registration Statement on Form S-3

Filed January 7, 2022

File No. 333-262061

Acceleration Request

Requested Date: Thursday, January 20, 2022

Requested Time: 12:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-262061) (the “Registration Statement”) to become effective on Thursday, January 20, 2022 at 12:00 p.m. Eastern Time, or as soon thereafter as possible, or at such later time as the Registrant or its outside counsel, Mitchell Silberberg & Knupp LLP, may orally request via telephone call to the staff.

Once the Registration Statement has been declared effective, please orally confirm that event with our outside counsel by calling Blake Baron at (917) 546-7709.

Very truly yours,

Peraso Inc.

By:	/s/ James Sullivan
James Sullivan
Chief Financial Officer

Peraso Inc. 2309 Bering Drive, San Jose, CA  95131 Tel: 408.418.7500